TASEKO REPORTS ANNUAL GENERAL MEETING VOTING RESULTS

June 12, 2015, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko") today announced the voting results from its 2015 Annual General Meeting held Thursday, June 11, 2015 in Vancouver, British Columbia.

A total of 127,787,612 common shares were voted at the meeting, representing 57.6% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
William Armstrong	98.0
Robert Dickinson	96.4
Russell Hallbauer	96.7
George Ireland	97.7
Alexander Morrison	97.9
Richard Mundie	96.8
Ronald Thiessen	94.9
Linda Thorstad	97.9

Detailed voting results for the 2015 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.